EXHIBIT 1
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                                                             March 3, 2000

                                                FOR IMMEDIATE RELEASE
                                                Contact: William T. Carney
                                                Telephone: 203-846-2274
                                                Facsimile:  203-846-1776

TRUDY ANNOUNCES THAT CEO WILLIAM BURNHAM TO SELL UP TO 3.5 MILLION SHARES AND TO INVEST PROCEEDS IN BUSINESS

Norwalk, Connecticut, March 3, 2000 - Trudy Corporation (OTCBB: TRDY) announced today that its Chairman and Chief Executive Officer, William W. Burnham, had embarked on the sale of up to 3,498,000 shares of the Company's Common Stock. Mr. Burnham will loan the proceeds, estimated to be approximately $130,000, net after federal and state income taxes, from this sale back to the Company to fund its working capital needs and product development in anticipation of the purchase of the Trudy Common Stock from the Burnham Family and Directors and employees of the Company by Janex International. Mr. Burnham owned approximately 113 million shares of Common Stock before the sale. There are approximately 350 million shares of the Company's Common Stock outstanding.

Trudy, which does business under the name Soundprints, publishes juvenile story books and audiocassettes, some under license with the Smithsonian Institution. These are sold in conjunction with contract manufactured educational toys to the retail, school, and mail order markets. Trudy is traded on the OTC through the pink sheets under the symbol TRDY.

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